UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Securities Purchase Agreement

On July 25, 2025, Brenmiller Energy Ltd., or the Company, entered into a securities purchase agreement, or the Securities Purchase Agreement, with Alpha Capital Anstalt, or Alpha. Pursuant to the terms of the Securities Purchase Agreement, the Company agreed to issue and sell to Alpha, subject to certain conditions, up to an aggregate of $25 million in securities across multiple tranches, consisting of preferred shares, pre-funded warrants, and ordinary warrants.

At the initial closing, which took place on July 28, 2025, for a subscription amount of $1.2 million the Company issued (i) pre-funded warrants to purchase 631,579 ordinary shares at an exercise price of $0.00001 per share, or the Pre-Funded Warrants, and (ii) ordinary warrants to purchase 631,579 ordinary shares at an exercise price of $2.09 per share, or the Ordinary Warrants. The Pre-Funded Warrants are exercisable upon issuance and will expire when exercised in full. The Ordinary Warrants are exercisable upon issuance and expire five years from the initial exercise date. The exercise of the Pre-Funded Warrants and Ordinary Warrants are subject to certain beneficial ownership limitations contained therein.

Subject to receipt of certain shareholder approvals, the Company will issue preferred shares with a stated value of $1,000 per share, or the Preferred Shares, in exchange for an additional $3.8 million investment, or the Equity Closing. Each Preferred Share is convertible into ordinary shares at a fixed conversion price of $2.288 per share. At the Equity Closing, the Company will also issue accompanying ordinary warrants, with an exercise price of $2.40 per share, or the Additional Ordinary Warrants, equal to 100% of the shares underlying the Preferred Shares, which will be exercisable upon issuance and will expire five years from the initial exercise date.

The proceeds from the financing will be used for general corporate purposes, working capital, and execution of Brenmiller’s commercial TES projects across Europe, the U.S., and the Middle East.

Under the terms of the Securities Purchase Agreement, subject to certain conditions and as long as any Preferred Shares or Additional Ordinary Warrants are outstanding, Alpha also has the right to purchase additional preferred shares and warrants from the Company up to an additional $20 million, or the Subsequent Financing.

The Securities Purchase Agreement also provides for certain additional fundings by Alpha after the Equity Closing which can come in the form of warrant exercises, Subsequent Financing or other financing arranged by Alpha, or the Additional Funding, subject to certain conditions, up to $15 million, over a two year period beginning after the Equity Closing. Assuming full exercise of all warrants, the overall financing from Alpha may reach $50 million.

Approval of the Company’s shareholders is required for the Equity Closing under the Company’s constitutive documents and applicable law allowing for, among other things, the issuance of the Preferred Shares, including all the underlying shares, and for the Company to issue in excess of 24.99% of the Company’s ordinary shares outstanding on the Equity Closing (including any existing ordinary shares held by Alpha).

In addition, on July 25, 2025, the Company entered into two separate Registration Rights Agreements with Alpha pertaining to (i) the resale of the ordinary shares issuable upon exercise of the warrants issued at the Pre-Funded Warrants Closing, or the Pre-Funded Warrants Registration Rights Agreement, and (ii) the resale of the ordinary shares issuable upon conversion of the Preferred Shares and exercise of the Additional Ordinary Warrants to be issued at the Equity Closing, or the Equity Closing Registration Rights Agreement. The Company agreed to file these registration statements with the U.S. Securities and Exchange Commission and maintain their effectiveness within specified timeframes.

The Securities Purchase Agreement contains customary representations, warranties, covenants, and participation rights.

The securities are being offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, once issued, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summary of the Securities Purchase Agreement, the Pre-Funded Warrants Registration Rights Agreement, the Equity Closing Registration Rights Agreement, the Pre-Funded Warrants, the Ordinary Warrants, and the Additional Ordinary Warrants, do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, Pre-Funded Warrants Registration Rights Agreement, Equity Closing Registration Rights Agreement, the Form of Pre-Funded Warrant, the Form of Ordinary Warrants, which are attached as Exhibits 10.1, 10.2, 10.3, 4.1, 4.2, and 4.3 respectively, to this Report of Foreign Private Issuer on Form 6-K, or the Report, and are incorporated herein by reference.

Press Release

On July 28, 2025, the Company issued a press release titled: “Brenmiller Energy Signs Private Placement Agreement for up to $25 Million Equity Financing.” A copy of this press release is furnished herewith as Exhibit 99.5.

Safe Harbor Statement

This Report contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the Offering and the Securities Purchase Agreement, the satisfaction of closing conditions related to the Offering, including obtaining shareholder approval, and the intended use of proceeds from the Offering. For example, the Company is using forward-looking statements when discussing the Equity Offering closing and the Subsequent Funding. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’ annual report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by the Company with the SEC.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-283874, 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266, 333-278602 and 333-284377), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Form of Warrant.
4.2	Form of Pre-Funded Warrant.
10.1	Form of Securities Purchase Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto.
10.2	Pre-Funded Warrants Registration Rights Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto.
10.3	Equity Closing Registration Rights Agreement, dated as of July 25, 2025, between the Company and the purchaser named in the signature page thereto.
99.5	Press release dated July 28, 2025, titled: “Brenmiller Energy Signs Private Placement Agreement for up to $25 Million Equity Financing”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 29, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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